Exhibit 99.42

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

#250 - 200 Burrard Street

Vancouver, BC V6C 3L6

2.	DATE OF MATERIAL CHANGE

August 4, 2021

3.	NEWS RELEASE

News releases dated August 4, 2021 were disseminated via Canada Newswire.

4.	SUMMARY OF MATERIAL CHANGE

enCore Energy Corp. announces Uranium Sales Agreement

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (the "Company") (TSXV: EU)( OTCQB: ENCUF) announced that in furtherance of its objective to advance its South Texas uranium facilities towards production, the Company has executed a uranium purchase and sales agreement (the "Agreement") with UG USA, Inc. The Agreement covers 2 million pounds U30s of produced uranium at market related prices over a five-year period starting in 2023. UG USA, Inc., a subsidiary ofOrano, is an international uranium trading company.

In addition, the Company announced that it has successfully tenninated a legacy uranium sales agreement with UG USA Inc. that was structured for market conditions in 2006. The Company has committed to a mutually agreed cancellation fee.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chainnan (972) 333-2214

9.	DATE OF REPORT

August 5, 2021